UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Extraordinary General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 5 July 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 5 JULY 2024

RESOLUTIONS UNDER AGENDA ITEM ONE

ONE.- Approve an increase of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) up to a maximum nominal amount of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05), by issuing and putting into circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary at EUR 0.49 par value each, of the same and only class and series, and with the same rights as the currently outstanding shares of BBVA, represented in book-entry form, with non-cash contributions, in the terms and conditions indicated below (the “Capital Increase”), for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. (the “Affected Company”) launched by BBVA (the “Offer”).

1.1. Amount and modality of the Capital Increase

The maximum nominal amount of the Capital Increase is FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05) and shall be effected with non-cash contributions, through the issue and circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares of BBVA at EUR 0.49 par value each, of the same class and series as the currently outstanding shares.

1.2. Recipients of the issuance

The Capital Increase and issuance of the new shares are exclusively intended for the shareholders of the Affected Company that accept the Offer (voluntarily during the acceptance period or by virtue of the exercising of the compulsory purchase rights resulting from the Offer).

1.3. Type of issuance and premium

The new shares shall be issued at EUR 0.49 par value plus, where appropriate, the premium determined depending on the difference between the fair value of the contributed shares of the Affected Company and the par value of the new shares issued. The foregoing, in any case, in compliance with article 67.3 of the Corporate Enterprises Act.

1.4. Absence of pre-emptive subscription rights

Considering the nature of the Capital Increase, with non-cash contributions within the framework of a voluntary tender offer for the acquisition of shares, in accordance with article 304 of the Corporate Enterprises Act, article 113.1 of Act 6/2023, of March 17, on Securities Markets and Investment Services and article 14.6 of Royal Decree 1066/2007,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

of July 27, on the rules applicable to public tender offers for the acquisition of securities, BBVA shareholders are not entitled to preemptive subscription rights over new shares issued by virtue of this Capital Increase.

1.5. Description of non-cash contributions and payment of new shares

The nominal amount and the issuance premium of the new shares shall be paid up by means of non-cash contributions consisting of ordinary shares of unit par value EUR 0.125, of the same and single class and series, fully subscribed and paid-up, of Banco de Sabadell, S.A., a Spanish public listed company, with registered office at Avenida Oscar Esplá, 37, Alicante, VAT Identification Number A-08000143 and LEI SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Registry of Alicante, page no. A-156980, and in the Special Registry of Banks and Bankers of the Bank of Spain under number 0081.

1.6. Representation of the new shares

The new shares to be issued will be represented by means of book entries kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear, or Management Company of the Securities Register, Clearing and Settlement Systems) and its participating entities, in the terms established under the regulations in force at any given time.

1.7. Rights of new shares

The new shares to be issued will be ordinary shares of BBVA, with a par value of EUR 0.49 each, of the same and only class and series, and granting their holders the same rights and obligations as the currently outstanding shares of BBVA from their date of registration under the name of their holder in the corresponding bookkeeping records.

1.8. Execution of the Capital Increase and incomplete subscription

The Capital Increase will be fully or partially executed in one or several rounds depending on the outcome of the Offer, and, where appropriate, of the exercise of the compulsory purchase rights resulting from the Offer. In accordance with the provisions set forth in article 507 of the Corporate Enterprises Act, the Capital Increase will be effective even if the subscription is not complete, as this possibility is expressly established.

1.9. Amendment of Bylaws

As a result of the Capital Increase, the wording of article 5 of the BBVA’s Bylaws will be amended to adapt it to the new share capital and number of shares of BBVA to be finally issued.

1.10. Application for admission to trading of the new shares

It is resolved to apply for the admission to trading of the new shares of BBVA issued, subscribed and paid up by virtue of this Capital Increase in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as to carry out all required formalities and actions and submit the mandatory documentation to the competent bodies of the foreign Securities Exchanges in which BBVA shares are traded at the time

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

of their issuance (currently, in the Stock Exchanges of London and Mexico, as well as through American Depositary Shares (ADS) in the New York Stock Exchange), so that the new shares issued by virtue of this Capital Increase may be listed, hereby putting into record the Bank’s adherence to the rules that may now or hereafter exist with respect to Securities Exchange matters, and especially those regarding trading, continued trading and removal from trading on official markets.

Likewise, it is expressly stated, for the appropriate legal purposes, that in the event that the delisting of the shares of BBVA is subsequently requested, it will be adopted with the formalities required by the applicable regulations.

1.11. Conditions of the Capital Increase

The Capital Increase will not be executed and will have no effect in the event that the conditions established in the Offer for its effectiveness and validity are not accomplished.

TWO.- To empower the Board of Directors, in the broadest terms, authorizing it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chair of the Board of Directors, the Chief Executive Officer and on any individual that the Board may expressly empower for such purposes, to fully or partially execute the previously approved Capital Increase, in one or several rounds, within the period of one (1) year since the adoption of this resolution, and establish its terms and conditions regarding any matters that may have not been stipulated by this General Meeting, in the manner deemed most convenient, including, without limitation:

(i)	Establish the date or dates on which the Capital Increase should fully or partially become effective.

(ii)	Develop the procedure for the contribution in kind and exchange of shares of the Affected Company by the new shares of BBVA to be issued pursuant to the Capital Increase.

(iii)	Determine the amount of the issuance premium of the new shares in accordance with the provisions set forth herein.

(iv)

Amend the wording of the article 5 of the Bylaws that regulates the share capital so that it reflects the new capital figure and the number of outstanding shares after each execution of the approved Capital Increase.

(v)	Apply for the admission to listing to all new shares of BBVA in accordance with the provisions of resolution One.

(vi)

Carry out any formalities that they may deem necessary or appropriate in any relevant jurisdiction to effect and carry out, in full or in part, and in one or several rounds, the Capital Increase and the issuance of the new shares, and in particular appear and carry out whatever formalities may be required before any competent authorities in any jurisdiction and approve and sign all public or private documents that may be necessary or convenient to ensure the effectiveness of the Capital Increase in any of its aspects and contents.

(vii)	Draft and publish any advertisements that may be required or deemed convenient.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(viii)

Declare the closing of each execution of the Capital Increase, once the corresponding new shares are subscribed and paid up, formalizing all public and private documents that may be convenient to fully or partially execute, in one or several rounds, the Capital Increase.

(ix)

Formalize as many public and private documents as it may be required, and appear before the notary public to register the corresponding resolutions, as well as to rectify, regularize, clarify and harmonize these resolutions with the meaning conveyed in the verbal and/or written assessment by the Mercantile Registrar until each Capital Increase execution is registered in the Mercantile Registry.

(x)

Carry out as many formalities and actions as may be required and formalize as many public and private documents as it may be required or convenient to apply for the admission to trading of the new shares in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as any of the domestic or foreign Securities Exchanges in which BBVA shares may be traded, including any formalities and actions that may be required or convenient for this purpose before the corresponding public and/or private entities, including any action, statement or formality with any competent authority in any jurisdiction, including, without limitation, the United States of America.

(xi)

Formalize any public or private document and carry out any formalities, legal transactions, contracts, statement and transactions that may be required or convenient to carry out each execution of the agreed Capital Increase, as well as to effect formalities and obligations before any competent authority, Spanish or otherwise, related to the Capital Increase and each one of their executions.

(xii)

Carry out any action, statement, communication or formality before any body, entity or public or private registry, within Spain or abroad, in connection with the Capital Increase and each one of its executions.

(xiii)

And in general, carry out any actions and sign as many documents as may be necessary or convenient for the validity, effectiveness, development and execution of the Capital Increase and the issue of the new share, including interpreting, applying, executing and developing the approved resolutions, including the rectification and enforcement thereof.

RESOLUTIONS UNDER AGENDA ITEM TWO

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 5, 2024
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the

Board of Directors